Exhibit 99.1

Burning Rock Reports Third Quarter 2023 Financial Results

GUANGZHOU, China, November 30, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2023.

Recent Business Updates

•	Therapy Selection and Minimal Residual Disease (MRD)

•

Personalized Minimal Residual Disease (MRD) product, brPROPHETTM supports advancement in early-stage non-small cell lung cancer treatment, with results published in the Cancer Cell in September 2023. The study, MEDAL, is a 5-year study that aimed to investigate the clinical utility of MRD in patients with non-small cell lung cancer (NSCLC) with various approaches to ctDNA detection, including MEDAL-Methylation and MEDAL-PROPHET. In MEDAL-PROPHET study, brPROPHETTM demonstrated superior performance in head-to-head comparisons with tumor-agnostic fixed-panel and tumor-informed fixed-panel MRD assays.

•	Early Detection

•

Following the Breakthrough Device Designation granted by the US Food and Drug Administration (FDA) for our OverC™ Multi-Cancer Detection Blood Test (MCDBT) in January 2023, our OverC™ MCDBT also received the Breakthrough Device Designation by China’s National Medical Products Administration (NMPA) in October 2023, making it the only test globally that has received Breakthrough Device Designation from both the FDA and the NMPA.

•	Pharma Services

•

Entered into a Master Service Agreement in Oncology Companion Diagnostics (CDx) with Boehringer Ingelheim, aiming to focus on advancing the clinical trials related to Boehringer Ingelheim’s MDM2-p53 antagonist, brigimadlin (BI 907828), and the development of CDx products in China.

•	Total value of new contracts for the provision of pharma services entered into during the third quarter of 2023 amounted to RMB90 million, representing an 8% year-over-year increase.

Third Quarter 2023 Financial Results

Revenues were RMB127.6 million (US$17.5 million) for the three months ended September 30, 2023, representing a 17.5% decrease from RMB154.6 million for the same period in 2022.

•

Revenue generated from central laboratory business was RMB53.5 million (US$7.3 million) for the three months ended September 30, 2023, representing a 40.6% decrease from RMB90.0 million for the same period in 2022, primarily due to a decrease in the number of tests, as the Company continued to focus on its in-hospital business.

•

Revenue generated from in-hospital business was RMB54.5 million (US$7.5 million) for the three months ended September 30, 2023, representing a 9.8% increase from RMB49.6 million for the same period in 2022, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Revenue generated from pharma research and development services was RMB19.6 million (US$2.7 million) for the three months ended September 30, 2023, representing a 30.6% increase from RMB15.0 million for the same period in 2022, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues was RMB41.6 million (US$5.7 million) for the three months ended September 30, 2023, representing a 9.5% decrease from RMB46.0 million for the same period in 2022, primarily due to a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business.

Gross profit was RMB85.9 million (US$11.8 million) for the three months ended September 30, 2023, representing a 20.9% decrease from RMB108.6 million for the same period in 2022. Gross margin was 67.4% for the three months ended September 30, 2023, compared to 70.2% for the same period in 2022. By channel, gross margin of central laboratory business was 77.6% for the three months ended September 30, 2023, compared to 77.8% during the same period in 2022; gross margin of in-hospital business was 65.1% for the three months ended September 30, 2023, compared to 63.6% during the same period in 2022, and such increase was primarily due to an increase in sales volume to high margin hospitals; gross margin of pharma research and development services was 45.8% for the three months ended September 30, 2023, compared to 46.7% during the same period of 2022.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB95.1 million (US$13.0 million) for the three months ended September 30, 2023, representing a 18.7% decrease from RMB117.0 million for the same period in 2022. Non-GAAP gross margin was 74.5% for the three months ended September 30, 2023, compared to 75.7% for the same period in 2022.

Operating expenses were RMB264.7 million (US$36.3 million) for the three months ended September 30, 2023, representing a 22.9% decrease from RMB343.2 million for the same period in 2022. The decrease was primarily driven by budget control measures and headcount reduction aimed at improving the Company’s operating efficiency.

•

Research and development expenses were RMB83.7 million (US$11.5 million) for the three months ended September 30, 2023, representing a 23.5% decrease from RMB109.4 million for the same period in 2022, primarily due to a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency.

•

Selling and marketing expenses were RMB62.3 million (US$8.5 million) for the three months ended September 30, 2023, representing a 31.0% decrease from RMB90.3 million for the same period in 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency, and (ii) a decrease in marketing and conference fee.

•

General and administrative expenses were RMB118.7 million (US$16.3 million) for the three months ended September 30, 2023, representing a 17.3% decrease from RMB143.5 million for the same period in 2022, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in professional service fee; (iii) a decrease in allowance for doubtful accounts resulting from accelerated settlement with customers with long accounts receivable; and (iv) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency.

Net loss was RMB175.0 million (US$24.0 million) for the three months ended September 30, 2023, compared to RMB231.5 million for the same period in 2022.

Cash, cash equivalents, restricted cash and short-term investments were RMB636.7 million (US$87.3 million) as of September 30, 2023.

Conference Call Information

Burning Rock will host a conference call to discuss the third quarter 2023 financial results at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on November 30, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BIac92af260980471bb07fff2b22f7e50e.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/fo9urjv8.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that provides more information regarding period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

In-hospital Channel:
Pipeline partner hospitals(1)	25	22	28	29	30	29
Contracted partner hospitals(2)	43	47	49	49	50	55
Total number of partner hospitals	68	69	77	78	80	84

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

	(RMB in thousands)
Central laboratory channel	89,992	71,970	61,804	66,239	53,481
In-hospital channel	49,636	42,526	51,561	53,835	54,496
Pharma research and development channel	15,003	27,741	29,151	26,194	19,589
Total revenues	154,631	142,237	142,516	146,268	127,566

	For the three months ended
Gross profit	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

	(RMB in thousands)
Central laboratory channel	69,991	54,507	48,090	51,876	41,487
In-hospital channel	31,593	26,999	34,409	33,353	35,459
Pharma research and development channel	7,010	19,757	16,273	15,193	8,974
Total gross profit	108,594	101,263	98,772	100,422	85,920

	For the three months ended
Share-based compensation expenses	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

	(RMB in thousands)
Cost of revenues	481	496	353	627	680
Research and development expenses	13,978	14,673	13,612	15,301	12,161
Selling and marketing expenses	2,346	2,247	1,606	3,389	2,848
General and administrative expenses	61,041	74,232	62,595	18,502	57,704
Total share-based compensation expenses	77,846	91,648	78,166	37,819	73,393

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	154,631	142,237	142,516	146,268	127,566	17,485
Cost of revenues	(46,037)	(40,974)	(43,744)	(45,846)	(41,646)	(5,708)

Gross profit	108,594	101,263	98,772	100,422	85,920	11,777
Operating expenses:
Research and development expenses	(109,433)	(100,827)	(94,417)	(95,779)	(83,701)	(11,472)
Selling and marketing expenses	(90,275)	(85,174)	(64,774)	(70,842)	(62,310)	(8,540)
General and administrative expenses	(143,530)	(132,705)	(128,039)	(69,525)	(118,724)	(16,272)

Total operating expenses	(343,238)	(318,706)	(287,230)	(236,146)	(264,735)	(36,284)

Loss from operations	(234,644)	(217,443)	(188,458)	(135,724)	(178,815)	(24,507)
Interest income	2,013	2,838	3,144	5,255	4,018	551
Other (expense) income, net	(189)	(84)	599	(118)	(157)	(22)
Foreign exchange gain (loss), net	1,337	365	(116)	(210)	423	58

Loss before income tax	(231,483)	(214,324)	(184,831)	(130,797)	(174,531)	(23,920)
Income tax expenses	—	(1,901)	(422)	(445)	(450)	(62)

Net loss	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(23,982)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(23,982)
Net loss attributable to ordinary shareholders	(231,483)	(216,225)	(185,253)	(131,242)	(174,981)	(23,982)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares—basic and diluted	(2.23)	(2.11)	(1.81)	(1.28)	(1.71)	(0.23)
Class B ordinary shares—basic and diluted	(2.23)	(2.11)	(1.81)	(1.28)	(1.71)	(0.23)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares—basic and diluted	86,585,322	85,051,882	85,065,585	85,151,052	85,000,869	85,000,869
Class B ordinary shares—basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	20,646	(5,950)	(5,659)	14,829	(1,955)	(268)
Total comprehensive loss	(210,837)	(222,175)	(190,912)	(116,413)	(176,936)	(24,250)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(210,837)	(222,175)	(190,912)	(116,413)	(176,936)	(24,250)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
Revenues	421,001	416,350	57,065
Cost of revenues	(142,225)	(131,236)	(17,987)

Gross profit	278,776	285,114	39,078
Operating expenses:
Research and development expenses	(321,041)	(273,897)	(37,541)
Selling and marketing expenses	(285,120)	(197,926)	(27,128)
General and administrative expenses	(435,579)	(316,288)	(43,351)

Total operating expenses	(1,041,740)	(788,111)	(108,020)

Loss from operations	(762,964)	(502,997)	(68,942)
Interest income	6,620	12,417	1,702
Other income, net	236	324	44
Foreign exchange gain net	1,184	97	14

Loss before income tax	(754,924)	(490,159)	(67,182)
Income tax expenses	(84)	(1,317)	(181)

Net loss	(755,008)	(491,476)	(67,363)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(755,008)	(491,476)	(67,363)
Net loss attributable to ordinary shareholders	(755,008)	(491,476)	(67,363)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares—basic and diluted	(7.23)	(4.80)	(0.66)
Class B ordinary shares—basic and diluted	(7.23)	(4.80)	(0.66)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares—basic and diluted	87,097,027	85,070,921	85,070,921
Class B ordinary shares—basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	47,296	7,215	989
Total comprehensive loss	(707,712)	(484,261)	(66,374)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(707,712)	(484,261)	(66,374)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	905,451	636,293	87,211
Restricted cash	19,817	456	63
Accounts receivable, net	109,954	141,155	19,347
Contract assets, net	41,757	58,320	7,993
Inventories, net	130,321	86,522	11,859
Prepayments and other current assets, net	51,462	44,282	6,069

Total current assets	1,258,762	967,028	132,542

Non-current assets:
Equity method investment	690	387	53
Convertible note receivable	5,105	5,105	700
Property and equipment, net	251,829	161,715	22,165
Operating right-of-use assets	48,205	20,380	2,793
Intangible assets, net	1,986	1,277	175
Other non-current assets	20,890	10,819	1,483

Total non-current assets	328,705	199,683	27,369

TOTAL ASSETS	1,587,467	1,166,711	159,911

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	50,947	24,103	3,304
Deferred revenue	147,633	144,287	19,776
Accrued liabilities and other current liabilities	173,832	111,595	15,295
Customer deposits	1,803	1,197	164
Current portion of operating lease liabilities	37,236	13,985	1,917

Total current liabilities	411,451	295,167	40,456

Non-current liabilities:
Non-current portion of operating lease liabilities	13,551	5,110	700
Other non-current liabilities	4,124	3,468	475

Total non-current liabilities	17,675	8,578	1,175

TOTAL LIABILITIES	429,126	303,745	41,631

Shareholders’ equity:
Class A ordinary shares	117	116	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,582,790	4,778,636	654,967
Treasury stock	(58,919)	(65,878)	(9,029)
Accumulated deficits	(3,199,946)	(3,691,422)	(505,952)
Accumulated other comprehensive loss	(165,722)	(158,507)	(21,725)

Total shareholders’ equity	1,158,341	862,966	118,280

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,587,467	1,166,711	159,911

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
Net cash used in operating activities	(135,467)	(47,417)	(6,499)
Net cash used in investing activities	(20,148)	(1,985)	(272)
Net cash used in financing activities	(2,671)	(45,888)	(6,289)
Effect of exchange rate on cash, cash equivalents and restricted cash	19,242	(1,239)	(170)
Net decrease in cash, cash equivalents and restricted cash	(139,044)	(96,529)	(13,230)
Cash, cash equivalents and restricted cash at the beginning of period	1,153,050	733,278	100,504
Cash, cash equivalents and restricted cash at the end of period	1,014,006	636,749	87,274

	For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
Net cash used in operating activities	(389,101)	(239,764)	(32,862)
Net cash used in investing activities	(2,430)	(8,972)	(1,230)
Net cash used in financing activities	(76,164)	(46,923)	(6,431)
Effect of exchange rate on cash, cash equivalents and restricted cash	42,590	7,140	978
Net decrease in cash, cash equivalents and restricted cash	(425,105)	(288,519)	(39,545)
Cash, cash equivalents and restricted cash at the beginning of period	1,439,112	925,268	126,819
Cash, cash equivalents and restricted cash at the end of period	1,014,007	636,749	87,274

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023

	(RMB in thousands)
Gross profit:
Central laboratory channel	69,991	54,507	48,090	51,876	41,487
In-hospital channel	31,593	26,999	34,409	33,353	35,459
Pharma research and development channel	7,010	19,757	16,273	15,193	8,974
Total gross profit	108,594	101,263	98,772	100,422	85,920
Add: depreciation and amortization:
Central laboratory channel	3,138	3,609	2,567	2,645	2,550
In-hospital channel	2,479	2,449	2,582	2,637	2,751
Pharma research and development channel	2,805	3,065	3,974	3,665	3,863
Total depreciation and amortization included in cost of revenues	8,422	9,123	9,123	8,947	9,164
Non-GAAP gross profit:
Central laboratory channel	73,129	58,116	50,657	54,521	44,037
In-hospital channel	34,072	29,448	36,991	35,990	38,210
Pharma research and development channel	9,815	22,822	20,247	18,858	12,837
Total non-GAAP gross profit	117,016	110,386	107,895	109,369	95,084
Non-GAAP gross margin:
Central laboratory channel	81.3%	80.8%	82.0%	82.3%	82.3%
In-hospital channel	68.6%	69.2%	71.7%	66.9%	70.1%
Pharma research and development channel	65.4%	82.3%	69.5%	72.0%	65.5%
Total non-GAAP gross margin	75.7%	77.6%	75.7%	74.8%	74.5%